FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the “Corporation”)
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

April 14, 2008

3.

News Release

A news release was issued by the Corporation on April 14, 2008, through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation has received orders for aggregate deliveries in early Q2.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated April 14, 2008, which is attached to this report as Schedule “A”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and COO,  (403) 262-1838

9.

Date of Report

April 14, 2008.

Schedule “A”

NEWS RELEASE

Birch Mountain Receives Aggregate Orders for early Q2 Shipments

CALGARY, April 14, 2008 – Birch Mountain Resources Ltd.  ("Birch Mountain", or the "Company") (BMD: TSX and AMEX) has orders for over one million dollars of limestone aggregate products for delivery at the start of the Q2 construction season.  Shipments are under way and these orders are expected to be completed during April and May.

Joel Jarding, President and Chief Operating Officer, says, “We are pleased to have orders for our products early in the construction season.  I believe our increased focus on customer sales, including the recent organizational changes creating the Business Development and Marketing teams have significantly contributed to these early wins. The snow is beginning to melt and with spring break-up just around the corner, the field construction season will begin to open up.”

Birch Mountain continues to focus on 2008 priorities: (i) to increase sales and enhance customer relations, (ii) to contain costs and operate the quarry efficiently, and (iii) to achieve regulatory approval for the Hammerstone Project.

Company Contacts:  Birch Mountain Resources Ltd.  Tel. (403) 262-1838   Fax  (403) 263-9888; Steve Chizzik, Equity Communications   Tel.  (908) 688-9111

Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.